EXHIBIT 99.1

TeliaSonera Norway (Netcom) Reducing its Interconnect Price

STOCKHOLM, Sweden, May 19, 2003 (PRIMEZONE) -- TeliaSonera (Nasdaq:TLSN) (LSE:TLSNq) today announced that from July 1, Netcom is reducing its terminating price of NOK1.11 by NOK 0.10 per minute (excl. VAT and connection fee).

Netcom is a wholly owned subsidiary within the TeliaSonera Group.

For further information journalists can contact: Randi Punsvik, Director of Public Relations, Netcom AS, phone +47 926 24 092 Guri Wormdahl, Director of Communications, Netcom AS, phone +47 934 34 200

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The following files are available for download:

http://www.waymaker.net/bitonline/2003/05/19/20030519BIT00180/wkr0001.doc

http://www.waymaker.net/bitonline/2003/05/19/20030519BIT00180/wkr0002.pdf